

December 19, 2012

Via E-mail
Mr. Michael Okada
Chief Accounting Officer
Cereplast Inc.
300 Continental Boulevard, Suite 100
El Segundo, CA 90245

  Re: Cereplast Inc.
     Form 10-Q for Fiscal Quarter Ended September 30, 2012
     Filed November 14, 2012
     Response Letter Dated October 2, 2012
     File No. 1-34689

Dear Mr. Okada:

   We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates, page 21

Property and Equipment, page 22

1. We note your product sales for the three and nine month period ended September 30, 2012 remain at significantly reduced levels. As such, please expand your property and equipment critical accounting policy disclosures to address your key assumptions used to

evaluate whether impairment exists relative to your long lived assets. In addition address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in determining that no accounting was required.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief